FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109-3614

March 25, 2011

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2010 – June 30, 2011

To Whom it May Concern,

We submit the following lead bond policy on behalf of Fidelity Investments Mutual Funds:

Chartis National Union Fire Insurance Company Policy No: 01-986-29-38
Participation: $15M lead policy

Copies of bond insurance policies that provide additional coverage in excess of the aforementioned lead policy will be filed upon receipt by FMR LLC.

In addition to the bond policies, we submit the following on behalf of Fidelity Investments Mutual Funds:

1. Resolution of a majority of the Independent Directors approving the amount, type, form and coverage of the bond at a meeting of the Board of Directors held on July 14, 2010.
2. Statement showing the amount of the single insured bond which the individual trusts would have to maintain if they were not named as insured's under a joint insured bond
3. Statement as to the period for which premiums have been paid (for subject bond coverage.)
4. Copy of the current Fidelity Bond Insurance Recovery Agreement

Sincerely,

Ann Barry
Director
FMR LLC

Fidelity Investments

Joint Insured Statement

I, Jason Duffy, under authority of the Fidelity Investments mutual funds, do hereby attest that the following statement is true and accurate:

The amount of the single insured bond which each trust would have to maintain if they were not named as insureds under a joint insured bond is reflected in the attached report entitled, "FIDELITY 17g CALCULATION (as of 12/31/2010)"

Jason Duffy
Vice President, Insurance & Risk Management
FMR LLC

3-24-2011
Date

Premium Payment Statement

I, Jason Duffy, Vice President, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The Investment Company Bond coverage for the mutual funds is effective and premiums have been paid for the period July 1, 2010 – June 30, 2011.

Jason Duffy
Vice President, Insurance & Risk Management
FMR LLC

3-24-2011
Date

Board Resolution

(Excerpt from minutes of the July 14th Board of Trustees meeting)

Upon motion duly made and seconded, and by the vote of the full Board, it was unanimously

VOTED: That the Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period July 1, 2010 through June 30, 2011, as detailed in the June 8, 2010 Board memorandum, be, and it hereby is, ratified, confirmed and approved, it having been determined by the full Board and the Independent Trustees that such Fidelity Bond is reasonable in form and amount, having taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Fund and counsel to the Independent Trustees.

FURTHER VOTED: That the portion of the total premium to be paid by the Fund for the Fidelity Bond be, and it hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have to pay if it provided and maintained a single insured bond.